

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Stalin Cruz
Chief Financial Officer
Community Redevelopment Inc.
20295 NE 29th Place, #200
Aventura, FL 33180

>   **Re: Community Redevelopment Inc.**
>   **Form 10-K for fiscal year ended December 31, 2021**
>   **Filed April 1, 2022**
>   **File No. 000-26439**

Dear Mr. Cruz:

We issued comments to you on the above captioned filing on July 19, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 16, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar, Accounting Branch Chief at 202.551.3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction